UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
LOCAL.COM CORPORATION
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
53954R 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	53954R 10 5

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEATH B. CLARKE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,041,528[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,528[1]

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,041,528[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 5 pages

Item 1.
	(a)	Name of Issuer: Local.com Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

One Technology Drive, Building G
Irvine, California 92618

Item 2.
	(a)	Name of Person Filing: Heath B. Clarke

	(b)	Address of Principal Business Office, or, if none, Residence:

One Technology Drive, Building G
Irvine, California 92618

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share

	(e)	CUSIP Number: 53495R 10 5

Item 3.	Not applicable.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,041,528[1] shares of Common Stock.

	(b)	Percent of class: 7.2%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:	1,041,528[1]

		(ii)	Shared power to vote or to direct the vote:	None

		(iii)	Sole power to dispose or to direct the disposition of:	1,041,528[1]

		(iv)	Shared power to dispose or to direct the disposition of:	None

Page 3 of 5 pages

Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable.
          [If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5% of the class, such person should be identified.]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          Not applicable.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10. Certification.
          Not applicable.

[1]	Includes 344,900 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of December 31, 2008. Includes 696,628 shares of Common Stock which are pledged as collateral for a personal loan with a third party. Does not include 261,700 shares of Common Stock which are pledged as collateral for a personal loan with a third party.

Page 4 of 5 pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2009	/s/ Heath B. Clarke
	Name:	Heath B. Clarke

Page 5 of 5 pages